UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 10, 2009**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 –Corporate Governance and Management

Item 5.02(b) Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

In the press release dated December 10, 2009, First Financial Holdings, Inc. announced additions to its executive team. J. Dale Hall is serving as Executive Vice President-Chief Banking Officer and Joseph W. Amy is the Company's Executive Vice President, Chief Credit Officer. Charles F. Baarcke, Jr. is serving as Executive Vice President-Market Development and John L. Ott, Jr. is serving as Executive Vice President – Small Business Banking/Facilities Management.

C. Alec Elmore is now serving as Senior Vice President – Special Assets.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1) Press release of First Financial Holdings, Inc. dated December 10, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
_____
R. Wayne Hall
Executive Vice President
and Chief Financial Officer

Date: December 10, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of First Financial Holdings, Inc. dated December 10, 2009.

FIRST FINANCIAL HOLDINGS, INC.
2440 Mall Drive • Charleston, S.C. 29406
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
and Corporate Secretary
(843) 529-5931 / (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC.
ANNOUNCES ADDITIONS TO
EXECUTIVE MANAGEMENT TEAM

Charleston, South Carolina (December 10, 2009) First Financial Holdings, Inc. ("First Financial" or the "Company") (NASDAQ: FFCH) and First Federal Savings and Loan Association of Charleston ("First Federal") today announced the following additions to its executive management team. J. Dale Hall is serving as Executive Vice President-Chief Banking Officer and Joseph W. Amy is the Company's Executive Vice President, Chief Credit Officer.

Hall's responsibilities will include Commercial Banking, Retail Banking, Marketing, Insurance Operations and Wealth Management. He joined First Financial on June 1, 2009 after 38 years with Bank of America where he led specialized sales teams in Middle Market Banking.

Amy joined First Financial in September 2009 as Executive Vice President and Chief Credit Officer. His responsibilities include credit risk management functions of the Company. Amy has more than 30 years of financial institution experience serving in senior positions at a number of regional and community banks including Fifth Third and Mellon Bank.

Other members of our executive management team include A. Thomas Hood, President and Chief Executive Officer; R. Wayne Hall, Executive Vice President and Chief Financial Officer of First Financial and Chief Operating Officer of First Federal; Charles F. Baarcke, Jr. Executive Vice President-Market Development; R. Bruce Copeland, Senior Vice President-Marketing; George D. Clonts, Senior Vice President-Risk Management; Jerry P. Gazes, Senior Vice President-Human Resources; and John L. Ott, Jr., Executive Vice President-Small Business Banking/Facilities Management; Allison A. Rhyne, Senior Vice President-Insurance Operations and Daniel S. Vroon, Senior Vice President-Wealth Management.

James C. Murray, Chairman of the Board, commented, "We are extremely pleased to announce these changes in our senior management structure. We have a great team of executive officers, with over 200 years of service to our companies, who are well positioned to lead First Financial as opportunities for market expansion become available. These organizational changes position First Financial to be better prepared for the regulatory and operating changes in our markets and the banking system."

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First Financial is the holding company for First Federal, which operates 65 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender Counties in coastal North Carolina offering banking, trust and pension administration services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

For additional information about First Financial, please visit our website at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.

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